Exhibit 99.1

Algonquin Power & Utilities Corp. Announces Conversion Rights for Cumulative Rate Reset Preferred Shares, Series D

OAKVILLE, Ontario, February 26, 2019 – Algonquin Power & Utilities Corp. (TSX: AQN, AQN.PR.D) (NYSE: AQN) (“APUC” or the “Company”) announced today that it does not intend to exercise its right to redeem all or part of the currently outstanding 4,000,000 Cumulative Rate Reset Preferred Shares, Series D (the “Series D Preferred Shares”) on April 1, 2019. As a result, subject to certain conditions, the holders of the Series D Preferred Shares have the right to convert all or part of their Series D Preferred Shares, on a one-for-one basis, into Cumulative Floating Rate Preferred Shares, Series E (the “Series E Preferred Shares”) on April 1, 2019 (the “Conversion Date”) in accordance with the terms and conditions of the Series D Preferred Shares described in the prospectus supplement of the Company dated February 25, 2014 to a short form base shelf prospectus of the Company dated February 18, 2014.

Holders of Series D Preferred Shares who do not exercise their right to convert their Series D Preferred Shares into Series E Preferred Shares on the Conversion Date will retain their Series D Preferred Shares.

The dividend rate applicable to the Series D Preferred Shares for the 5-year period from and including March 31, 2019 to but excluding March 31, 2024, and the dividend rate applicable to the Series E Preferred Shares for the 3-month period from and including March 31, 2019 to but excluding June 30, 2019, will be determined and announced by the Company by way of a news release on March 1, 2019.

Beneficial owners of Series D Preferred Shares who wish to exercise their conversion right during the conversion period, which runs from March 1, 2019 until March 15, 2019 at 5:00 p.m. (EST), should communicate as soon as possible with their broker or other nominee for more information. It is recommended that this be done well in advance of the deadline in order to provide the broker or other nominee time to complete the necessary steps. Any notices received after this deadline will not be valid.

The foregoing conversion rights are subject to the following conditions:

i.
if APUC determines that there would remain outstanding on the Conversion Date fewer than 1,000,000 Series E Preferred Shares, after having taken into account all Series D Preferred Shares tendered for conversion into Series E Preferred Shares, then holders of Series D Preferred Shares will not be entitled to convert their Series D Preferred Shares into Series E Preferred Shares, and

ii.
alternatively, if APUC determines that there would remain outstanding on the Conversion Date fewer than 1,000,000 Series D Preferred Shares, after having taken into account all Series D Preferred Shares tendered for conversion into Series E Preferred Shares, then all remaining Series D Preferred Shares will automatically be converted into Series E Preferred Shares without the consent of the holders of Series D Preferred Shares, on a one-for-one basis, on the Conversion Date.

In either case, APUC will give written notice to that effect to the registered holder of Series D Preferred Shares no later than March 22, 2019.

All dollar amounts referenced herein are in U.S. dollars unless otherwise noted.

About Algonquin Power & Utilities Corp.

APUC is a diversified generation, transmission and distribution utility with approximately $9 billion of total assets. Through its two business groups, APUC provides rate regulated natural gas, water, and electricity generation, transmission, and distribution utility services to over 766,000 connections in the United States, and is committed to being a global leader in the generation of clean energy through its ownership of, or interest in, long term contracted wind, solar and hydroelectric generating facilities representing approximately 1.7 GW of installed capacity. With a team of over 2,300 talented employees, APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its rate regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. APUC’s common shares, Series A preferred shares and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D. APUC’s common shares and Series A subordinated notes are also listed on the New York Stock Exchange under the symbols AQN and AQNA.

Visit APUC at www.algonquinpower.com  and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information

Certain statements included in this news release constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). The words “expected”, “intends” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements contained in this news release include, but are not limited to, the intention to not redeem the Series D Preferred Shares. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in APUC’s most recent annual and interim management's discussion and analysis and most recent annual information form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.

For Further Information:

Ian Tharp, CFA
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone:  (905) 465-4500